Exhibit 99.5

EXHIBIT 99.5

Certification of Periodic Financial Report

Pursuant to Section 906

of the

Sarbanes-Oxley Act of 2002,

18 U.S.C. Section 1350

In connection with the Annual Report of Richmont Mines Inc. (the “Corporation”) on Form 40-F for the period ending December 31, 2016 as filed with Securities and Exchange Commission on the date hereof (the “Report”), I, Renaud Adams, President and Chief Executive Officer of the Corporation hereby certify that the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 28, 2017

(/s/) Renaud Adams
Renaud Adams
President and Chief Executive Officer

A signed original of this written statement required by Section 906 or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

This Certification is being furnished pursuant to Rule 15(d) and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (15 U.S.C. §78r), or otherwise subject to the liability of that Section. This Certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Corporation specifically incorporates it by reference.

Certification of Periodic Financial Report

Pursuant to Section 906

of the Sarbanes-Oxley Act of 2002,

18 U.S.C. Section 1350

In connection with the Annual Report of Richmont Mines Inc. (the “Corporation”) on Form 40-F for the period ending December 31, 2016 as filed with Securities and Exchange Commission on the date hereof (the “Report”), I, Nicole Veilleux, Vice-President, Finance of the Corporation hereby certify that the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: March 28, 2017

(/s/) Nicole Veilleux
Nicole Veilleux
Vice-President, Finance

A signed original of this written statement required by Section 906 or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

This Certification is being furnished pursuant to Rule 15(d) and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (15 U.S.C. §78r), or otherwise subject to the liability of that Section. This Certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Corporation specifically incorporates it by reference.